Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Rouge Resources Ltd. (the "Company")
3123 – 595 Burrard Street
Vancouver, British Columbia, V7X 1J1

Item 2 Date of Material Change

State the date of the material change.

May 10, 2016

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

The news release was disseminated on May 10, 2016 via CNW – Canadian Custom Disclosure.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the appointment of executive officers and changes to its board of directors, the entering into of a financial advisory mandate agreement, and the grant of stock options.

Item 5 Full Description of Material Change

The Company announced that it has appointed Peter Leitch as Chief Executive Officer and Melinda Coghill as Chief Financial Officer and Corporate Secretary. Peter Leitch, David Whelan and Larry Copeland have been appointed to the Company's board of directors and Jim Burns, Steven Chan, Darcy Krell, David Mark, Ronald McGregor and Linda Smith have resigned from the board.

The Company has also entered into a financial advisory mandate agreement with Fiore Management & Advisory Corp. to provide financial advice and corporate administration.

In connection with the foregoing appointments, an aggregate of 2,500,000 incentive stock options have been granted to directors, officers, consultants and charitable organizations at a price of $0.05 per share, exercisable for a period of 10 years, subject to TSX Venture Exchange approval.

Fiore Financial Corporation, a company owned and controlled by Frank Giustra, and the Radcliffe Foundation, a charitable organization controlled by Frank Giustra, acquired 8,300,000 common shares pursuant to a private transaction. The acquisitions represent 18.60% of the issued and outstanding common shares of the Company. As a result of the acquisition of securities described above, Frank Giustra directly and indirectly, owns and or controls, in aggregate 8,300,000 common shares of the Company, representing 18.60% of the current issued and outstanding common shares of the Company.

Brian Paes-Braga and Quiet Cove Capital Corp., a company owned and controlled by Brian Paes-Braga acquired 8,300,000 common shares pursuant to a private transaction. The acquisitions represent 18.60% of the issued and outstanding common shares of the Company. As a result of the acquisition of securities described above, Brian Paes-Braga directly and indirectly, owns and or controls, in aggregate 8,300,000 common shares of the Company, representing 18.60% of the current issued and outstanding common shares of the Company.

The Company has been advised that Mr. Giustra’s related entities and Mr. Paes-Braga and his related entity acquired these securities for investment purposes and as disclosed in their Early Warning Reports, may in the future acquire or dispose of securities of the Company, through the market, privately or otherwise, as circumstances or market conditions warrant.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information. No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Peter Leitch, Chief Executive Officer
Telephone: 604.609.6110

Item 9 Date of Report

May 13, 2016